

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 30, 2017

Mr. Paul A. Jacobson
Chief Financial Officer
Delta Air Lines, Inc.
PO Box 20706
Atlanta, GA 30320

> **Re: Delta Airlines, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 13, 2017**
> **File No. 001-05424**

Dear Mr. Jacobson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. You stated in your letter to us dated December 12, 2014 that you derived revenue from flights to and from Sudan and Syria. Sudan and Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about contacts with Sudan and Syria. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria since the referenced letter, whether through codeshare, interline or joint venture agreements, airline alliances or other direct or indirect arrangements. You should describe any services or equipment you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative

terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan or Syria.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Supplemental Information, page 47

3. We note that in your calculation of ROIC and Adjusted net debt that you utilize an assumption of seven times the amount of aircraft rent for the last twelve months. Please clarify the basis for the assumption and tell us how it compares to your contractual lease terms. If it is significantly different, please clarify why it would be meaningful to an investor if it does not depict a realistic picture of your facts and circumstances. Our comment also applies to Adjusted net debt disclosed in your Form 8-K furnished on January 12, 2017.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure